Exhibit 4.32

EMPLOYMENT AGREEMENT

TABLE OF CONTENTS

1.SERVICES AND TERM	1

1.1 Position and Services	1
1.2 Employment Period	1
1.3 Extensions	2

2. PERFORMANCE BY EMPLOYEE	2

2.1 Duties	2
2.2 Permitted Outside Activities	2

3. COMPENSATION AND BENEFITS	2

3.1 Salary	2
3.2 Bonus Determination	3
3.3 Compensation Committee	3
3.4 Compensation and Bonus Reassessment	3
3.5 Inflation Adjustment	3
3.6 Benefits	3
3.7 Reimbursement	3
3.8 Disability	4
3.9 Stock Options	4
3.10 Vacation	4

4. TERMINATION	4

4.1 Death	4
4.2 Termination by Employer	4
4.3 Termination by Employee	5
4.4 Payments in the Event of Termination	5
4.5 Termination of Obligations	5
4.6 Mitigation	5

5. NON-COMPETITION, PROPRIETARY INFORMATION AND CONFIDENTIALITY	6

5.1 Period of Non-Competition	6
5.2 Proprietary Information	6
5.3 Confidentiality	6
5.4 Unauthorized Use of Confidential Information	6
5.5 Validity	7

6. GENERAL PROVISIONS	7

6.1 Key-Man Insurance	7
6.2 Enforceability; Severability	7
6.3 Legal Fees and Expenses	7
6.4 Assignment; Benefit	8

i

6.5 Entire agreement	8
6.6 Notices	8
6.7 Amendments and Waivers	8
6.8 Headings	9
6.9 Counterparts	9
6.10 Canadian Dollars	9
6.11 Governing Law	9
6.12 Attornment	9
6.13 Remedies Cumulative	9
6.14 Survival	10

SCHEDULE “A”

ii

EMPLOYMENT AGREEMENT

THIS AGREEMENT made effective January 1, 2005

BETWEEN:

CONSOLIDATED ENVIROWASTE INDUSTRIES INC., a British Columbia company having its records and registered offices at 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia V6E 3R3

(the “Employer”)

AND:

DOUGLAS R. HALWARD, of 16 Creekstone Place, Port Moody, British Columbia, V3H 4L6

(the “Employee”)

WITNESS THAT WHEREAS the Employer desires to offer continued employment to the Employee to supply services to the Employer, and the Employee desires to provide such services to the Employer, on the terms and subject to the conditions set forth herein;

     In consideration of the premises and the mutual agreements set forth below, the parties agree as follows:

1. SERVICES AND TERM

1.1 Position and Services

The Employer hereby confirms the employment of the Employee, and the Employee hereby confirms his employment with the Employer, requiring substantially the same time commitment and encompassing substantially the same responsibilities as the Employee has, in good faith and in the ordinary course of business, performed for the Employer, and to perform such other duties as may from time to time reasonably be delegated to the Employee by the Employer’s Board of Directors (the “Board”), a committee thereof or a designated officer (collectively, the “Services”). During the Employment Period (as defined below), the Employee will hold the office of President of the Employer.

1.2 Employment Period

The Employee will be engaged for the period from January 1, 2005 (the “Effective Date”) to December 31, 2007, or such other date of termination as is determined in accordance with the provisions of this agreement (the “Employment Period”).

1.3 Extensions

If either party hereto gives written notice (the “Expiry Notice”) to the other party prior to October 1, 2007 that it wishes this agreement to terminate on December 31, 2007, this agreement will, except as specifically provided herein, terminate on December 31, 2007. If neither party gives the other an Expiry Notice, this agreement and the Employment Period will automatically be extended for a further period of one year, to terminate on December 31, 2008 (the “Renewal Term”). Subject to amendments as are necessary in the context, all terms and conditions for the Renewal Term will be the same as provided in this agreement, except that there will be no further Renewal Terms.

2. PERFORMANCE BY EMPLOYEE

2.1 Duties

Subject to subsection 2.2 below, during the Employment Period, the Employee will:

(a)	commit 100% of his professional time and efforts to rendering the Services to the Employer;

(b)	promote the interests of the Employer in carrying out his duties; and

(c)	not deliberately take any action which could, or fail to take any action the failure to take which could, reasonably be expected to have a material adverse effect upon the business of the Employer or its subsidiaries.

2.2 Permitted Outside Activities

During the Employment Period the Employee will not carry on or engage in, directly or indirectly, any work or business which in the opinion of the Board is not in the Employer’s best interests or detracts from the proper discharge of the Employee’s obligations under this agreement. For greater certainty, the Employee may hold outside directorships with businesses that are not in competition with the Employer or its subsidiaries and which do not require a significant amount of the Employee’s professional time and effort so long as the Employee has not been advised by the Board that in its opinion holding a particular directorship is contrary to the Employee’s obligations under this subsection 2.2.

3. COMPENSATION AND BENEFITS

3.1 Salary

As compensation for the Services, the Employer will pay to the Employee during the Employment Period a minimum annual base salary of $145,000 for each year of the Employment Period, subject to increase, if any, determined as described in subsections 3.3, 3.4 and 3.5 below (the “Base Salary”).

3.2 Bonus Determination

During the Employment Period the Employee will be eligible to receive annual performance bonuses in excess of his Base Salary (the “Performance Bonus”). The Performance Bonus, if any, will be composed of a quantitative component (the “Quantitative Bonus”) and a qualitative component (the “Qualitative Bonus”), determined in accordance with the terms set out in subsection 3.3 and Schedule “A” hereto. Each Performance Bonus will be paid to the Employee within 120 days after the end of the Employer’s fiscal year in respect of which the Performance Bonus has been determined.

3.3 Compensation Committee

The amount of the Base Salary and the Qualitative Bonus will be reviewed at least annually by a committee of the Board (the “Compensation Committee”). The Compensation Committee will report to the Board as to its recommendations arising out of such reviews. Any increases in the amount of the Base Salary or the declaration of a Qualitative Bonus will be determined by the Board, in its sole discretion, taking into consideration any applicable reports of the Compensation Committee.

3.4 Compensation and Bonus Reassessment

If James Darby ceases to be employed by the Employer during the Employment Period, the amount of the Base Salary and the Employee’s eligibility for and the determination of the Performance Bonus will be reviewed by the Compensation Committee to take into account any increased duties and responsibilities assumed by the Employee as a result of such cessation of employment and this agreement will be amended by the parties as necessary to take account of the results of such review.

3.5 Inflation Adjustment

Notwithstanding the provisions of subsections 3.3 and 3.4, the annual increase in the Base Salary will not be less than the annual percentage increase, if any, in the All-items Vancouver Consumer Price Index, as published by Statistics Canada, calculated as at the end of December, 2005 and at each successive calendar year-end. The Employer will implement this increase by January 31st in each year of the Employment Period, and will do so retroactively to January 1st in each such year.

3.6 Benefits

During the Employment Period, the Employer will pay the cost of premiums for health, life and disability insurance and other employee benefits as, in the opinion of the Board, are usually provided to similarly situated executives (the “Benefits”).

3.7 Reimbursement

The Employer will reimburse the Employee for all reasonable out-of-pocket expenses incurred by the Employee directly related to the performance by the Employee of the Services, including travel-related expenses relating to the business of the Employer. The Employee will account for such expenses in accordance with the Employer’s record-keeping requirements.

3.8 Disability

If the Employee becomes unable to perform the Employee’s duties by reason of a disability, the Employee will not be entitled to receive any payments of Base Salary for any such period of disability, but the Employee may receive disability benefits under any disability policy provided to the Employee pursuant to subsection 3.6 hereof, provided the Employee is eligible under the terms of such policy. The Employer may require the Employee to submit to a physical examination by a physician selected by the Employer or insuring entity.

3.9 Stock Options

In addition to the other compensation and benefits described in this section 3, the Employer will grant the Employee options to purchase shares in the capital stock of the Employer on the terms and conditions determined by the Board, in its sole discretion.

3.10 Vacation

In each calendar year during the Employment Period, the Employee will be entitled to four weeks vacation with pay. All such vacation time will be taken by the Employee at times mutually agreeable to the Employee and the Employer.

4. TERMINATION

4.1 Death

If the Employee should die during the Employment Period, the Employment Period will terminate as of the date of death, but the Employee’s beneficiaries will be entitled to receive payment of the unpaid Base Salary up to the date of death and any death benefits payable under any life insurance policies provided to the Employee pursuant to subsection 3.6 hereof.

4.2 Termination by Employer

The Employer, at its option, may at any time terminate the Employment Period:

(a)	for cause (as that word is understood in the law of wrongful dismissal) without notice and without liability for any claim, action or demand, whether at common law or under any legislation from time to time in force in the Province of British Columbia, for damages or loss sustained by him arising out of his employment by the Employer or the termination of that employment; or

(b)	without cause.

4.3 Termination by Employee

The Employee, at his option, may terminate the Employment Period and all of his obligations hereunder. If the Employee elects to terminate the Employment Period he will give the Employer at least six months’ prior written notice of such election. Upon receipt of such written notice, the Employer may, at its option, earlier terminate the Employment Period by promptly providing the Employee written notice of the date the Employer has selected for such earlier termination and pay the Employee until the date selected by the Employer.

4.4 Payments in the Event of Termination

(a)	If the Employment Period is terminated by the Employee for reasons other than constructive dismissal (as that term is understood in the law of wrongful dismissal), the Employer will pay the Employee his Base Salary and the Benefits (or their cash equivalent if not available due to the termination of employment) through the first to occur of the date of termination or six months after the Employee gives notice of his election to terminate in accordance with subsection 4.3 hereof.

(b)	If the Employment Period is terminated by the Employer with cause, the Employer will pay the Employee his Base Salary earned to the date of termination in accordance with subsection 3.1 hereof.

(c)	If the Employment Period is terminated by the Employer without cause (other than pursuant to subsection 4.3 hereof) or by the Employee on the grounds of constructive dismissal, the Employer will pay the Employee his Base Salary through to the second anniversary of the date of termination. The Employer, at its sole option and discretion, may fulfil its obligations to pay amounts due under this subsection 4.4(c) by payment of a lump sum or by continuation of the regularly scheduled Base Salary payments.

4.5 Termination of Obligations

In the event of the termination of the Employment Period in accordance with this section 4, all obligations of the Employer under this agreement will terminate, except as specifically set forth in subsection 4.4 hereof.

4.6 Mitigation

If the employment of the Employee ceases for the reasons contemplated by subsection 4.4(c) hereof, the Employee will not have any duty to attempt to secure other employment.

5. NON-COMPETITION, PROPRIETARY INFORMATION AND CONFIDENTIALITY

5.1 Period of Non-Competition

The Employee covenants and agrees with the Employer that he will not, during the Employment Period and for a period of twenty-four months following the termination of the Employment Period (whether voluntary or involuntary) within Canada or the Unites States of America provide services, expertise, or otherwise assist as principal, director, officer, agent, manager, employee, consultant or in any other capacity, either directly or indirectly, or undertake, carry on, be engaged in or have financial interest in (including, without limitation, as a shareholder) or with any business which is in competition with the business of the Employer or any of its subsidiaries.

5.2 Proprietary Information

For the purposes of this section 5, “Proprietary Information” includes information about the Employer disclosed to the Employee, known by the Employee or developed by the Employee, alone or with others, in connection with his employment or other relationship with the Employer, which is not generally known to the industry in which the Employer is or may become engaged, including without limitation information about any of the Employer’s products, equipment, processes and services, and information relating to customers, sources of supply, personnel, methods of production, financing, marketing, pricing, merchandising or sales.

5.3 Confidentiality

The Employee acknowledges that all Proprietary Information is received or developed by him in confidence. During the term of this agreement and thereafter, the Employee will not, directly or indirectly, except as required by the normal business of the Employer or consented to by the Employer:

(a)	disclose, publish or make available, other than to an authorized employee, officer, or director of the Employer or the Employer’s professional advisers, any Proprietary Information;

(b)	sell, transfer or otherwise use or exploit any Proprietary Information;

(c)	permit the sale, transfer, or use or exploitation of any Proprietary Information by any third party; or

(d)	retain upon termination or expiration of this agreement any Proprietary Information, any copies thereof or any other tangible or retrievable materials containing or constituting Proprietary Information.

5.4 Unauthorized Use of Confidential Information

If, at any time the Employee becomes aware of any unauthorized access, use, possession or knowledge of any Proprietary Information, the Employee will immediately notify the Employer.

The Employee will provide all reasonable assistance to the Employer to protect the confidentiality of any such Proprietary Information.

5.5 Validity

The Employee agrees that all restrictions in this section 5 are necessary and fundamental to the protection of the business of the Employer and such restrictions are therefore reasonable and valid, and all defenses to the strict enforcement thereof are hereby waived by the Employee. The Employee recognizes that a breach by him of the covenants herein contained would result in damages to the Employer which could not adequately be compensated for in damages by monetary award. Accordingly, the Employee agrees that in the event of any such breach, in addition to all other remedies available at law or in equity, the Employer will be entitled as a matter of right to apply to a court of competent equitable jurisdiction for relief by way of restraining order, injunction, decree or otherwise, as may be appropriate to ensure compliance with the provisions of this agreement without proof of any actual damages that have been suffered as a result of such breach. The right to such relief will not be construed to prevent the Employer from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it for such breach or threatened breach.

6. GENERAL PROVISIONS

6.1 Key-Man Insurance

The Employee acknowledges that, during the Employment Period, the Employer may maintain life insurance on the Employee, naming the Employer as the beneficiary of any such policy. The Employee agrees to submit to reasonable examinations and otherwise cooperate with the Employer in obtaining, maintaining and renewing any such policy.

6.2 Enforceability; Severability

It is the desire and intent of the parties hereto that the provisions of this agreement will be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this agreement is adjudicated to be invalid or unenforceable, such provision will be deemed amended to delete from it the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.

6.3 Legal Fees and Expenses

The Employer will pay, upon request and receipt of documentation in support thereof, all reasonable legal fees and expenses which the Employee may incur as a result of the Employer contesting in any proceeding the validity or enforceability of any provision of this agreement.

6.4 Assignment; Benefit

This agreement is personal in its nature and the parties will not, without the prior written consent of the other, assign or transfer this agreement or any rights or obligations hereunder; provided that the provisions hereof will inure to the benefit of, and be binding upon, each successor of the Employer, whether by merger, amalgamation or transfer of all or substantially all of its assets.

6.5 Entire agreement

This agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings between the parties with respect thereto.

6.6 Notices

All notices, requests and other communications to any party hereunder will be in writing and sufficient if delivered personally or sent by telecopy (with confirmation of receipt) or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

                              If to the Employer, at

                              Consolidated EnviroWaste Industries Inc.
                              27715 Huntingdon Road,
                              Abbotsford, British Columbia
                              V4X 1B6
                              Telecopier No.:      (604) 856-5644

                              If to the Employee, at:

                              Mr. Douglas R. Halward
                              16 Creekstone Place
                              Port Moody, British Columbia
                              V3H 4L6

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. Each such notice, request or communication will be deemed to have been given when received or, if given by mail, when delivered at the address specified in this Section or on the fifth business day following the date on which such communication is posted, whichever occurs first.

6.7 Amendments and Waivers

No modification, amendment or waiver of any provision of, or consent required by, this agreement, nor any consent to any departure from it, will be effective unless it is in writing and signed by the parties hereto. Such modification, amendment, waiver or consent will be effective only in the specific instance and for the purpose for which given.

6.8 Headings

Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this agreement.

6.9 Counterparts

This agreement may be executed in counterparts, and each such counterpart hereof will be deemed to be an original instrument, and all such counterparts together will constitute one agreement.

6.10 Canadian Dollars

All dollar amounts referred to in the agreements will be in lawful currency of Canada.

6.11 Governing Law

This agreement and its application and interpretation will be governed by the laws of British Columbia and the laws of Canada applicable therein.

6.12 Attornment

Each party will submit to the jurisdiction of the Supreme Court of British Columbia and all courts having appellate jurisdiction over it, in any suit, action or other proceeding arising out of or relating to this agreement commenced in such Court by one party against the other party (a “Permitted Action”), and each party waives and will not assert by way of motion as defence or otherwise in any Permitted Action, any claim that:

(a)	such party is not subject to the jurisdiction of such court;

(b)	such permitted action is brought in an inconvenient forum;

(c)	the venue of such permitted action is improper; or

(d)	any subject matter of such permitted action may not be enforced in or by such court;

and will not seek and hereby waives in any suit or action brought to obtain a judgment for the recognition or enforcement of any final judgment rendered in a Permitted Action and review, other than by way of appeal, in any Court of any jurisdiction of or pertaining to the merits of any Permitted Action, whether or not such party appears in or defends the Permitted Action.

6.13 Remedies Cumulative

All rights and remedies of either party under this agreement are cumulative and are in addition to and will not be deemed to exclude any other right or remedy allowed by law and all rights and remedies may be exercised concurrently.

6.14 Survival

Sections 5 and 6 hereof will survive the termination of this agreement and the termination of the Employment Period.

IN WITNESS WHEREOF, the parties hereto have duly executed this agreement as of the day and year first written above.

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

Per:
      Authorized Signatory

)
)
SIGNED, SEALED AND DELIVERED by	)
DOUGLAS R. HALWARD in the presence	)
of:	)

Name	)	(seal)
	)	DOUGLAS R. HALWARD

Address	)

)

)
)
Occupation	)
)

SCHEDULE “A”

Bonus Determination

1.	Qualitative Bonus

After the end of each fiscal year, the Board will determine the amount of the Qualitative Bonus, based on the advice of its Compensation Committee and its subjective assessment of the Employee’s performance over the preceding year. The Qualitative Bonus, if any, will be an amount up to 25% of the Base Salary, as determined from time to time in accordance with the employment contract between the Employee and the Employer.

2.	Quantitative Bonus

The Quantitative Bonus will be based on a budget for the Employer’s operations, existing at the time such budget is made, which will be prepared annually by management in respect of each fiscal year and approved by the Board (the “Annual Budget”). Annual Budgets will be so prepared and approved within 60 days of the beginning of each applicable fiscal year and will include a budget for the Employer’s consolidated pre-tax net income (“Net Income”) for the year.

After the end of each fiscal year, management will determine the ratio of actual Net Income, as stated in the Employer’s corresponding audited financial statements, to budgeted Net Income, as stated in the applicable Annual Budget (the “Bonus Ratio”). The Quantitative Bonus will be determined according to the following:

Bonus Ratio[1]	Quantitative Bonus (expressed as a percentage of
the Base Salary of the Employee)
Up to 80%	Nil
100%	25% of the Base Salary
125%	50% of the Base Salary
150%	75% of the Base Salary
200% or greater	100% of the Base Salary

except that the Quantitative Bonus paid will never exceed the amount by which actual Net Income exceeds budgeted Net Income for the year.

[1]	The Quantitative Bonus will be paid on a pro-rata basis for percentages falling between the specified Bonus Ratio percentages shown. A table of example calculations is set out below.

Example Quantitative Bonus Calculations2

Bonus Ratio	Quantitative Bonus[3]
75%	Nil
80%	Nil
85%	$9062.50
90%	$18,125
95%	$27,187.50
100%	$36,250
110%	$50,750
120%	$65,250
125%	$72,500
130%	$79,750
140%	$94,250
150%	$108,750
160%	$116,000
170%	$123,250
180%	$130,500
190%	$137,750
200%	$145,000
Above 200%	$145,000

[2]	To determine other Quantitative Bonus amounts between the example calculations shown interpolate linearly between such points.

[3]	Examples shown are based on a Base Salary of $145,000. In practice this amount will change as the Base Salary is adjusted pursuant to the terms of the employment agreement between the Employee and the Employer.

2